FORM 51-102F3
MATERIAL CHANGE REPORT

1.

Name and Address of Company:

Zodiac Exploration Inc. ("Zodiac" or the "Company")

Suite 400, 1324 - 17th Avenue S.W.

Calgary, Alberta T2T 5S8

2.

Date of Material Change:

March 21, 2011

3.

News Release:

Press release issued on March 21, 2011 by Zodiac and disseminated through Filing Services Canada.

4.

Summary of Material Change:

Zodiac announced that its first evaluation well (the "4-9 well") on the Jaguar prospect in Kings County, California, had reached a total depth of 14,961 feet in the Kreyenhagen Formation and a 7 inch production liner had been set from 12,948 feet to 14,950 feet.  Overall, the Company recovered 417.1 feet of core over 6 geological horizons within the Monterey, Allison/Whepley, Vaqueros and Tumey/Kreyenhagen Formations.  Specialized core analyses are planned to be conducted over the next few months to determine an array of rock properties.  Preliminary log analyses from Sonic and Resistivity logging tools indicate possible gross oil pay of approximately 1,000 feet in the Allison/Whepley, Vaqueros and Tumey/Kreyenhagen Formations.

5.

Full Description of Material Change:

Zodiac announced that the 4-9 well on the Jaguar prospect in Kings County, California, had reached a total depth of 14,961 feet in the Kreyenhagen Formation and a 7 inch production liner had been set from 12,948 feet to 14,950 feet.

Core, drilling and petrophysical data obtained from the 4-9 well supports the Company's expectations for the oil potential of the Allison/Whepley and Vaqueros Formations.  In addition, the data support the Company's hypothesis that the underlying Tumey/Kreyenhagen Formations are major new oil plays in the San Joaquin Basin.  The 4-9 well intersected greater than 650 feet of a total approximate regional thickness of 800 feet of the underlying Tumey/Kreyenhagen Formation.  The Tumey/Kreyenhagen Formation are primary source rocks in the San Joaquin Basin and Zodiac has accumulated approximately 85,000 net acres in the 'oil window'.

Overall, the Company recovered 417.1 feet of core over 6 geological horizons within the Monterey, Allison/Whepley, Vaqueros and Tumey/Kreyenhagen Formations.  Specialized core analyses are planned to be conducted over the next few months to determine an array of rock properties.

In addition to the core, a full suite of modern wireline well logs has been acquired which, with the existing 3-D seismic data, will provide Zodiac with state-of-the-art data which will enable Zodiac to systematically identify and rank all potential reservoir targets and to further refine and implement a testing and appraisal program.

Preliminary log analyses from Sonic and Resistivity logging tools indicate possible gross oil pay of approximately 1,000 feet in the Allison/Whepley, Vaqueros and Tumey/Kreyenhagen Formations.  The Company expects that the Gross Oil Pay of the underlying Formations will vary across its acreage position and that not all acreage will be prospective for each of the Formations in all currently held lands.

Further core and log analyses are underway to assist in the completion phase and to optimize the testing program for the 4-9 well.  The Company is planning to test up to four potential reservoir targets with the primary purpose being to establish the reservoir parameters (pressures, permeabilities, fluid composition, skin i.e. damage) necessary to evaluate the commercial viability of each zone tested. The program is expected to commence in the last week of March and span 30 to 60 days, depending on the the number of zones tested. The testing program is expected to assist the Company in identifying the first zone in which to place a horizontal well. Following testing of the 4-9 well, the Company plans to immediately move the rig to a second location to drill this horizontal well, currently planned for mid-May.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7.

Omitted Information:

N/A

8.

Executive Officer:

For further information, please contact

Randy Neely
Chief Financial Officer

Zodiac Exploration Corp.
Telephone: 403-444-7848

9.

Date of Report:

March 22, 2011

Forward-Looking Statements

This material change report contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking information typically contains statements with words such as "anticipate", "believe", "plan", "continuous", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future outcomes. In particular, this material change report contains forward-looking statements pertaining to the following: the Company's planned testing and evaluation of various zones and formations within the 4-9 well; and the spudding of the Company’s second well.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, skilled personnel and supplies; risks associated with the uncertainty of resource estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this material change report, assumptions have been made regarding, among other things: the timing and costs of drilling and completion expenditures; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and cost efficient manner; and the general stability of the economic and political environment in which the Company operates. Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.